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                                                                 EXHIBIT 10.15.4

                                                Hearing Date: September 23, 2004
                                                        Hearing Time: 10:30 a.m.
                             Objection Deadline: September 17, 2004 at 4:00 p.m.
                                                                        PORTLAND

                         UNITED STATES BANKRUPTCY COURT
                                DISTRICT OF MAINE

                                             )
In re:                                       )   Chapter 11
                                             )
PEGASUS SATELLITE TELEVISION, INC., et al.,  )   Case No. 04-20878
                                             )
                     Debtors.                )   (Jointly Administered)
                                             )

                        DEBTORS' SUPPLEMENTAL MOTION FOR
             ORDER PURSUANT TO 11 U.S.C. SECTIONS 363(B) AND 105(A)
                    AUTHORIZING AND APPROVING IMPLEMENTATION
                    OF SUPPLEMENTAL MANAGEMENT RETENTION PLAN

                Pegasus Satellite Television, Inc. and certain of its subsidiaries and affiliates, each a debtor and debtor-in-possession herein (collectively, the "Debtors"),(1) hereby file this motion (the "Motion") requesting entry of an order authorizing and approving implementation of the Debtors' supplemental management retention plan (the "Supplemental Retention Plan"). In support of this Motion, the Debtors respectfully state as follows:

                       STATUS OF THE CASE AND JURISDICTION

                1. On June 2, 2004 (the "Petition Date"), each of the Debtors filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the

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(1)     The Debtors are: Argos Support Services Company, Bride Communications,
Inc., B.T. Satellite, Inc., Carr Rural TV, Inc., DBS Tele-Venture, Inc., Digital Television Services of Indiana, LLC, DTS Management, LLC, Golden Sky DBS, Inc., Golden Sky Holdings, Inc., Golden Sky Systems, Inc., Henry County MRTV, Inc., HMW, Inc., Pegasus Broadcast Associates, L.P., Pegasus Broadcast Television, Inc., Pegasus Broadcast Towers, Inc., Pegasus Media & Communications, Inc., Pegasus Satellite Communications, Inc., Pegasus Satellite Television of Illinois, Inc., Pegasus Satellite Television, Inc., Portland Broadcasting, Inc., Primewatch, Inc., PST Holdings, Inc., South Plains DBS, LP., Telecast of Florida, Inc., WDSI License Corp., WILF, Inc., WOLF License Corp., WTLH License Corp.

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"Bankruptcy Code"). On the Petition Date, the Debtors also jointly filed motions or applications seeking certain typical "first day" orders, including an order to have these cases jointly administered.

                2. The Debtors are continuing in possession of their properties and are operating and maintaining their businesses as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

                3. On June 10, 2004, the United States Trustee for the District of Maine appointed an official committee of unsecured creditors pursuant to section 1102(a) of the Bankruptcy Code (the "Committee").

                4. No request has been made for the appointment of a trustee or examiner in these cases.

                5. The Court has jurisdiction over this matter pursuant to 28 U.S.C. Sections 157 and 1334. This is a core proceeding pursuant to 28 U.S.C.
Section 157(b)(2). Venue is proper in this Court pursuant to 28 U.S.C. Sections 1408 and 1409. The statutory predicate for the relief sought herein is 11 U.S.C. Sections 363(b) and 105(a).

                            BACKGROUND OF THE DEBTORS

                6. As of the Petition Date, Pegasus Satellite Television, Inc. ("PST"), together with its subsidiaries, was the nation's largest independent provider of DIRECTV(R)programming. Organized in 1996 as a Delaware Corporation, PST is headquartered in Marlborough, Massachusetts. PST is a wholly owned indirect subsidiary of Pegasus Satellite Communications, Inc.

                7. As of the Petition Date, the Debtors' principal operating business was its direct broadcast satellite ("DBS") business. Specifically, the Debtors provided DIRECTV programming services to rural households across the United States and, as of December 31, 2003,

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had in excess of 1.1 million subscribers and the exclusive right to distribute
DIRECTV services to approximately 8.4 million rural households in certain territories within 41 states.

                8. In addition to the Debtors' DBS business, Pegasus Broadcast Television, Inc., together with its subsidiaries (collectively, the "Broadcast Debtors"),(2) are either owners or programmers of eight television stations affiliated with either CBS Television, Fox Broadcasting Company, United Paramount Network, or the WB Television Network.

                9. As of March 31, 2004, the Debtors had assets aggregating approximately $1.6 billion related to their DBS business, which generated net revenues of approximately $831.2 million during calendar year 2003 and the Debtors had consolidated assets of approximately $57 million related to their television broadcast business. As of the Petition Date, the Debtors had 942 employees.

                       BACKGROUND TO THE RELIEF REQUESTED

                10. As this Court is aware, there had been extensive pre and post petition litigation among the Debtors, DIRECTV, Inc. ("DIRECTV") and the National Rural Telecommunications Cooperative (the "NRTC"). Since late June of 2004, the Debtors, Pegasus Communications Corporation ("PCC"), and other non-debtor affiliates of the Debtors, the Committee, NRTC and DIRECTV engaged in extensive, arduous negotiations which culminated in a global settlement (the "Global Settlement").

                11. On August 26, 2004, this Court granted the Debtors' Motion for Entry of an Order Pursuant to 11 U.S.C. Sections 105(a), 363 and 1146(c) and Bankruptcy Rule 9019 (I) Approving Global Settlement By and Among the Debtors and Debtors in Possession, Pegasus Communications Corporation and other non-Debtor Affiliates, DIRECTV, Inc., The DIRECTV

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(2)     The Broadcast Debtors are Bride Communications, Inc., BT Satellite Inc.,
HMW, Inc., Pegasus Broadcast Associates, L.P., Pegasus Broadcast Television, Inc., Pegasus Broadcast Towers, Inc., Portland Broadcasting, Inc., Telecast of Florida, Inc., WDSI License Corp., WILF, Inc., WOLF License Corp., and WTLH License Corp.

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Group, Inc., National Rural Telecommunications Cooperative, and the Official
Committee of Unsecured Creditors, and (II) Authorizing and Approving in Connection Therewith a Sale, Transfer and Conveyance of Certain Assets of the Debtors to DIRECTV, Inc. (the "Global Settlement Motion").

                12. In granting the Global Settlement Motion, the Court also approved a certain Asset Purchase Agreement, dated as of July 30, 2004 (the "Asset Purchase Agreement"), by and among PST, the other sellers therein, (each, a "Seller" and, collectively, the "Sellers"), and DIRECTV (the "Purchaser"). The Asset Purchase Agreement provides that, among other things, the Purchaser shall purchase, acquire and accept from Sellers, and Sellers shall sell, transfer, assign, convey and deliver to Purchaser, free and clear of all Liens (as defined therein), other than the Permitted Exceptions (as defined therein), all of Sellers' right, title and interest in, to and under certain assets, properties and rights owned or held by any Seller on the Closing Date all relating to the Debtors' DBS business (collectively, the "Satellite Assets"). The Closing Date occurred on August 27, 2004.

                13. In connection with the Global Settlement, and the Asset Purchase Agreement, the Debtors and DIRECTV also entered into a certain Cooperation Agreement dated as of July 30, 2004 (the "Cooperation Agreement"). The Cooperation Agreement provides for, inter alia, (i) the manner in which the Debtors will cooperate and assist with the transition of subscribers to DIRECTV,
(ii) the undertaking of DIRECTV to reimburse certain costs incurred by the Debtors in connection with the transition, and (iii) the terms under which DIRECTV will provide DBS services to the Debtors after August 31, 2004. As more fully set forth in the Cooperation Agreement, working teams have been established to, among other things, develop a plan to migrate subscribers from the Debtors' systems to DIRECTV's systems and to develop a process to contact the Debtors' dealers and distributors regarding the transition.

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

                14. The Global Settlement, as approved by this Court, (a) resolves virtually all litigation among the parties, (b) secures for the Debtors a purchase price of approximately $938 million, subject to adjustments as provided in the Asset Purchase Agreement, in connection with the release of litigation claims and the sale, transfer and conveyance of the Debtors' DBS business assets to DIRECTV, and (c) preserves the Debtors' contingent right to receive up to approximately $89 million in future patronage from the NRTC under specified circumstances.

                  THE DEBTORS' CURRENT EMPLOYEE RETENTION PLAN

                15. As this Court is aware, by Motion dated June 23, 2004 (the "Initial KERP Motion"), the Debtors requested implementation of an employee retention plan to provide a variety of incentives and benefits to the Debtors' one hundred (100) management employees of PST or of its non debtor affiliate, Pegasus Communications Management Company ("PCMC"), who have responsibilities relating to the Debtors' satellite division (the "Proposed Covered Employees"). The Proposed Covered Employees consisted of forty-nine (49) managers, thirty-three (33) directors, nine (9) vice presidents, one (1) senior vice president, and eight (8) senior officers. Such managers, directors and vice presidents are referred to herein as "Junior Management" and the senior vice president and senior officers are referred to herein as the "Senior Management."

                16. The initial KERP Motion was filed just two days after this Court denied the Debtors' request for a temporary restraining order against DIRECTV and the NRTC in the adversary proceeding that the Debtors had commenced against DIRECTV, the NRTC and other parties (the "Cornerstone Litigation"). Given the high stakes of the Cornerstone Litigation and the NRTC's purported notice of termination effective as of August 31, 2004, most employees believed that they would be out of work, at the latest, by the end of the summer.

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

                17. Accordingly, the Debtors proposed an employee retention plan (the "Proposed KERP") which was designed to encourage the Debtors' management employees to continue their employment with the Debtors, maintain excellence in their work and preserve the value of the Debtors' estates. The Proposed KERP contained three components: (i) monthly award component, (ii) retention award component, and (iii) severance component for each of the Proposed Covered Employees.

                18. Almost immediately after the Debtors filed the Initial KERP Motion, the Debtors and the Committee began negotiations regarding the Proposed KERP and, by July 8th, were able to reach agreement on a scaled back version of the Proposed KERP that covered only the Junior Management for two of the three components of the Proposed KERP (retention award and severance) and reduced the amounts payable under the third component (the monthly award component). The terms of that agreement were reflected in the Order Pursuant to 11 U.S.C. Sections 363(b) and 105(a) Authorizing and Approving Implementation of Management Retention Plan, as Modified, and Scheduling a Final Hearing and signed by this Court on July 9, 2004 (the "First KERP Order").

                19. The final hearing on the Initial KERP Motion was adjourned several times while the Debtors continued their negotiations with the Committee and other parties in interest regarding the remaining components of the Proposed KERP for the Junior Management, as well as all of the components of the Proposed KERP for the Senior Management that were not addressed in the First KERP Order.

                20. In connection with the Global Settlement, the Debtors and Committee were able to reach agreement on the Proposed KERP with respect to the Junior Management and with respect to seven of the nine members of Senior Management, which agreement is reflected in the Second Order Pursuant to 11 U.S.C. Sections 363(b) and 105(a) Authorizing and Approving Implementation of Management Retention Plan, as Further Modified and signed by this Court on

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August 3, 2004 (the "Second KERP Order"). The remaining components of the
Initial KERP Motion that have not been addressed in either the First KERP Order or the Second KERP Order relate to Mr. Marshall W. Pagon, Chairman and CEO of PCC and each of its subsidiaries, including each of the Debtors, and Mr. Ted S. Lodge, President and Chief Operating Officer of PCC and each of its subsidiaries, including each of the Debtors ("Lodge").(3)

                                RELIEF REQUESTED

                21. By this Motion, the Debtors are seeking this Court's authority to implement and make payments as appropriate under the Supplemental Retention Plan solely with respect to Mr. Lodge, pursuant to sections 363(b) and 105(a) of the Bankruptcy Code.

                          BASIS FOR RELIEF AND ARGUMENT

                22. Mr. Lodge currently holds the position of President, Chief Operating Officer and Counsel for each of the Debtors. In this capacity, Mr. Lodge is responsible for all operations of the Debtors, including satellite television and broadcast television. Mr. Lodge previously served as Executive Vice President, Chief Administrative Officer, General Counsel, and Secretary of Pegasus Satellite Communications ("PSC") from 1996 to December 2001. In addition, Mr. Lodge serves as a Director of PSC, Pegasus Media & Communications, Inc., Argos Support Services Company, and Portland Broadcasting, Inc., each of which is a Debtor. Mr. Lodge is employed pursuant to the terms of that certain Executive Employment Agreement dated July 21, 2002 (the "Employment Agreement") between PCC and Mr. Lodge.

                23. Mr. Lodge has acquired extensive knowledge of the Debtors (including their respective assets, liabilities and their historical operations and divestitures) and his knowledge and experience were a critical component to the Debtors' ability to successfully

----------
(3) In connection with the Global Settlement, the Committee agreed to support the Supplemental Retention Plan with respect to Mr. Lodge as provided herein.

                                       -7-
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negotiate the Global Settlement, and are vital to the consummation of the sale of the Satellite Assets including the transition of services and subscribers to DIRECTV and the consummation of a chapter 11 plan or plans for the Debtors.

                24. As described more fully in the Global Settlement Motion, approval and consummation of the Global Settlement, the Asset Purchase Agreement and the Cooperation Agreement were and are critical to realizing maximum value for the benefit of the Debtors estates, their creditors and other parties in interest. The extensive and arduous negotiations surrounding the Global Settlement, Asset Purchase Agreement and the Cooperation Agreement involved multiple parties, a myriad of complex issues and required almost around-the-clock commitments of the Debtors and their advisors since June of 2004. In recognition of Mr. Lodge's tireless efforts on behalf of the Debtors in that process and the pivotal role that Mr. Lodge will continue to play in (i) consummating the sale of the Satellite Assets, (ii) transitioning the Debtors' DBS business to DIRECTV as provided in the Cooperation Agreement, (iii) restructuring the Debtors' broadcast division, and (iv) negotiating, documenting and consummating a chapter 11 plan for the Debtors, the Committee has agreed to support the Supplemental Retention Plan for Mr. Lodge.

                25. The Supplemental Retention Plan consists of three components which are designed to (i) induce Mr. Lodge to continue in his current position with the Debtors through consummation of a chapter 11 plan or plans, and (ii) reward him for his successful efforts in bringing significant value to the Debtors' estates through negotiation, approval and consummation of the Global Settlement, Asset Purchase Agreement and the Cooperation Agreement. The first component is a $1 million payment payable upon the closing of a sale of

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the Satellite Assets (the "Closing Payment").(4) The second component is a payment of $400,000 payable upon the consummation of a chapter 11 plan or plans for the Debtors (the "Plan Payment"). The third component is family coverage benefits under the healthcare continuation coverage in accordance with the requirements of Part 6 of Title I of ERISA and Section 4980B of the Internal Revenue Code ("COBRA Benefits"). Each of these components was agreed to in principle by the Committee on July 30, 2004 in connection with the Global Settlement and were set forth on Exhibit D to the Global Settlement Motion.(5)

                26. The Debtors propose to pay the Closing Payment and the Plan Payment on an administrative expense basis and pay for Mr. Lodge's COBRA Benefits, if necessary, up to a maximum amount of $21,600. Such payments would be fully allocated to the Debtors. The Closing Payment and the Plan Payment would constitute offsets against any payments that Mr. Lodge may be allowed under the Employment Agreement.(6)

                                    AUTHORITY

                27. Section 363(b)(1) of the Bankruptcy Code permits a debtor-in-possession to use property of the estate "other than in the ordinary course of business" after notice and a hearing. 11 U.S.C Section 363(b)(1). Additionally, section 105(a) of the Bankruptcy Code allows this Court to "issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of the [Bankruptcy Code]." 11 U.S.C Section 105(a).

----------
(4) Since the closing of the sale of the Satellite Assets occurred on August 27, 2004, the Debtors are seeking authority to make the Closing Payment after approval of this Motion.

(5) Indeed, Mr. Lodge has been diligently working in reliance of such agreement including coordinating efforts with respect to the Cooperation Agreement, the closing of the sale of the Satellite Assets, and the post-closing transition services the Debtors will be providing to DIRECTV.

(6) The ultimate resolution of Mr. Lodge's Employment Agreement and any offsets related thereto would be subject to PCC Board approval.

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

                28. This Court should authorize the Debtors to implement the Supplemental Retention Plan with respect to Mr. Lodge. This relief can be granted outside the ordinary course of business if the Debtors demonstrate a sound business justification for obtaining it. See, e.g., In re Aerovox, Inc., 269 B.R. 74, 81 (Bankr. D. Mass. 2001); In re Lionel Corp., 722 F.2d 1063, 1070
(2d Cir. 1983); In re Delaware Hudson Ry. Co., 124 B.R. 169, 179 (Bankr. D. Del.
1991).

                29. Once the Debtors articulate a valid business justification, "[t]he business judgment rule 'is a presumption that in making a business decision the directors of a corporation acted on an informed basis, in good faith and in the honest belief that the action was in the best interests of the company.'" In re Integrated Resources, Inc., 147 B.R. 650, 656 (S.D.N.Y.
1992) (quoting Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1985)).

                30. The business judgment rule has vitality in chapter 11 cases and shields a debtor's management from judicial second-guessing. See In re Johns-Manville Corp., 60 B.R. 612, 615-16 (Bankr. S.D.N.Y. 1986) (noting that "the Code favors the continued operation of a business by a debtor and a presumption of reasonableness attaches to a debtor's management decisions").

                31. Given the importance of Mr. Lodge to the Debtors' continued operation, this Court should approve the relief requested herein. Courts in this circuit (including this Court in approving the Initial KERP Motion) and other circuits have recognized the needs of chapter 11 debtors to retain their employees in order to assure continued business functions in chapter 11, and, therefore have approved incentive programs under Bankruptcy Code section 363(b)(1) similar to those proposed herein (each program, of course, being tailored to the needs of particular debtors), as a proper exercise of a debtor's business judgment. See, e.g., In re Bookland of Maine, Case No. 00-20605 (JAG) (Bankr. D. Me. May 4, 2000) (authorizing retention program providing benefits to debtor's management team as being in the best interests of the estate); In re Arch Wireless, Inc., Case No. 01-47330 (HJB) (Bankr. D. Mass. Feb. 11, 2002)

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(authorizing implementation of employee retention plan and severance plan); In re Aerovox, 269 B.R. at 81 (finding the debtor's key employee retention program warranted under business judgment rule); In re Georgetown Steel Co., LLC, 2004 WL 438559, *8 (Bankr. D.S.C. 2004) (approving a retention program that provided benefits to each of the debtor's remaining fourteen employees); In re Teligent, Inc., Case No. 01-12974 (SMB) (Bankr. S.D.N.Y. May 21, 2001) (approving $9 million key employee retention and severance program); In re America West Airlines, Inc., 171 B.R. 674 (Bankr. D. Ariz. 1994) (finding bonus program to be proper exercise of debtor's business judgment); In re Interco Inc., 128 B.R. 229, 234 (Bankr. E.D. Mo.1991) (concluding that implementation of a critical employee retention plan was a proper exercise of debtor's business judgment); In re Union Acceptance Corp., No. 02-19231 (Bankr. S.D. Ind. Jan. 14, 2003) (approving a retention program that provided benefits to all of the debtor's 280 employees in varying degrees); In re AmeriServe Food Distribution, Inc., No. 00-00358 (PJW) (Bankr. D. Del. June 2, 2000) (authorizing key employee incentive program).

                32. Courts in other circuits have approved similar types of "success fee payments" such as the Closing Payment and the Plan Payment. See, e.g., In re America West Airlines, Inc., 171 B.R. 674, 678 (D.Ariz. 1994) (finding it is within the debtor's sound business judgment to pay bonuses to employees who had helped drive the debtor's reorganization, including the distribution to the debtor's chairman of 125,000 shares of the stock in the reorganized company); In re Georgetown Steel Co., Inc., 306 B.R. 549 (D.S.C.
2004) (success fee of .75% of purchase price of debtor's principal asset, payable on closing of the sale, found to be within debtor's sound business judgment).

                33. The Debtors and the Committee have determined that the costs associated with the implementation of the Supplemental Retention Plan for Mr. Lodge are more than justified by the benefits that the Debtors have and will realize for the benefit of their estates and all parties in interest. The Debtors believe that by implementing such a plan for Mr. Lodge,

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these chapter 11 cases will have the best possible chance to reach a successful resolution and preserve and maximize the value of the Debtors' business.

                34. Furthermore, the proposed relief will enable the Debtors to retain the knowledge, experience and loyalty of Mr. Lodge who is crucial to the task at hand. Accordingly, the Debtors submit that the implementation of the Supplemental Retention Plan with respect to Mr. Lodge is a proper exercise of their business judgment and necessary to ensure the Debtors' successful reorganization.

                                     NOTICE

                35. Notice of this Motion has been given to all parties on the All Notices List as required by (and as defined in) the Order Establishing Case Management Procedures and Hearing Schedule dated July 9, 2004.

                          NO PREVIOUS RELIEF REQUESTED

                36. Other than the Initial KERP Motion, no previous application for the relief sought herein has been made by the Debtors to this or any other court.

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                WHEREFORE, the Debtor respectfully requests that the Court grant the relief requested in the Motion and such other and further relief as is just and proper.

Dated:  Portland, Maine
        August 27, 2004

                                        SIDLEY AUSTIN BROWN & WOOD LLP
                                        Larry J. Nyhan
                                        James F. Conlan
                                        Paul S. Caruso
                                        Jessica C. Knowles
                                        Bank One Plaza
                                        10 South Dearborn Street
                                        Chicago, Illinois 60603
                                        Telephone:  (312) 853-7000
                                        Facsimile:  (312) 853-7036

                                                 -and-

                                        SIDLEY AUSTIN BROWN & WOOD LLP
                                        Guy S. Neal
                                        Ellen R. Moring
                                        787 Seventh Avenue
                                        New York, New York 10019
                                        Telephone:  (212) 839-5300
                                        Facsimile:  (212) 839-5599

                                                 -and-

                                        BERNSTEIN, SHUR, SAWYER & NELSON


                                        By:  /s/ Robert J. Keach
                                             ----------------------------------
                                        Robert J. Keach
                                        100 Middle Street
                                        P.O. Box 9729
                                        Portland, ME 04104
                                        Telephone:  (207) 774-1200
                                        Facsimile:  (207) 774-1127

                                        Attorneys for Debtors and Debtors
                                        in Possession

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